SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    ☒       Form 40-F    ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes    ☐       No    ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________.)

News Release

CNH Reports Third Quarter Profit Driven by Strong Sales of
Agricultural and Construction Equipment in the Americas

For more information contact:

Jeffrey T. Walsh Media Relations (1) 847 955 3939
Albert Trefts, Jr. Investor Relations (1) 847 955 3821

Lake Forest, Illinois (October 26, 2004) CNH Global N.V. (NYSE:CNH) today reported third quarter 2004 net income of $25 million, compared to a net loss of $36 million in the third quarter of 2003. These results include restructuring charges, net of tax, of $9 million and $21 million, respectively, in the two periods. Third quarter 2004 earnings per share were $.19 compared to a loss of $.27 per share in the third quarter of 2003, including restructuring charges of $.06 and $.16, respectively.

“Strong revenue growth in the Americas, for both our agricultural and construction equipment businesses, together with steadily improving performance in financial services, has brought CNH solidly into the black for the quarter,” Paolo Monferino, CNH president and chief executive officer said. “With the closing of the East Moline facility, we have closed the book on our manufacturing rationalization plan. Looking ahead, we fully expect to achieve our 2004 objective of about a $150 million improvement in the bottom line, excluding restructuring costs.”

CNH’s net income for the first nine months was $99 million in 2004, compared to a net loss of $46 million for the first nine months of 2003. These results include restructuring charges, net of tax, of $46 million and $47 million, respectively. Earnings per share for the first nine months of 2004 were $.74, compared to a loss of $.35 in the first nine months of 2003, including restructuring charges of $.35 and $.36, respectively.

Third quarter sales of agricultural equipment. Net sales of agricultural equipment increased by 14% to $1.918 billion for the quarter, compared to $1.684 billion for the third quarter of 2003. Substantial revenue growth in North America accounted for most of the improvement. When adjusted for currency fluctuations, net sales in Europe declined in the quarter while unit sales at the retail level remained essentially flat.

Third quarter 2004 North American industry unit sales of both over-40 horsepower agricultural tractors and combines increased significantly compared to the same period last year. In Western Europe, industry unit sales of tractors improved moderately while industry sales of combines declined. Industry sales of agricultural tractors increased slightly in Latin America in the third quarter, while industry sales of combines declined.

Overall retail unit sales of CNH agricultural equipment increased in line with the global market, with the greatest gains in the third quarter coming from over-40 horsepower tractors worldwide and combines in North America.

■ CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com ■

Third quarter sales of construction equipment. Net sales of construction equipment totaled $871 million, up 30% compared to $671 million for the third quarter of 2003. Substantially higher net sales were recorded in North America and Latin America. Sales in Western Europe declined slightly net of currency fluctuations.

Third quarter industry unit sales of heavy equipment improved dramatically in the Americas and moderately in Western Europe. Industry sales of light equipment showed moderate growth in all markets.

Worldwide retail unit sales of CNH heavy and light construction equipment kept pace with the market. In both North and Latin America, the brands of CNH gained market share in the recovering backhoe segment.

Equipment Operations third quarter financial results. Third quarter net sales of equipment were $2.789 billion, up 18% compared to $2.355 billion for the same period in 2003, led by robust growth in North America. Net of currency fluctuations, sales increased by 14% compared to the same period last year.

CNH Equipment Operations’ third quarter gross margin increased slightly year-over-year in spite of higher than expected steel costs in the period. Improved pricing, increased volume, and favorable currency were the major factors driving the third quarter increase in the margin.

The company’s third quarter industrial operating margin increased to $94 million, or 3.4% of net sales, compared to $72 million, or 3.1% of net sales, in the third quarter of 2003, reflecting the increase in the gross margin.

CNH Equipment Operations adjusted EBITDA was $135 million for the third quarter compared to $84 million in the same period last year.

Equipment Operations year-to-date results. For the first nine months of 2004, net sales of equipment totaled $8.714 billion, compared to $7.386 billion for the same period last year.

CNH Equipment Operations adjusted EBITDA was $522 million, or 6% of net sales, for the first nine months of 2004 compared to $332 million, or 4.5% of net sales, in the same period last year. The interest coverage ratio for the twelve months ended on September 30, 2004 was 2.9, compared to 1.9 for the twelve months ended September 30, 2003.

Financial Services third quarter financial results. In the third quarter of 2004, CNH Capital reported net income of $48 million, compared to $24 million in the same period last year. The gain on sale from the company’s $1.5 billion ABS transaction in the quarter accounted for most of the change. In 2003, most of the company’s ABS transactions occurred in the second and fourth quarters.

Financial Services year-to-date financial results. For the first nine months of 2004, CNH Capital reported net income of $104 million, compared with $57 million in the first nine months of 2003. Better spreads on the company’s ABS transactions and higher margins accounted for the improvement in the bottom line in the first nine months of the year.

Balance sheet. Equipment Operations net debt declined by 30% to $1.340 billion on September 30, 2004 from $1.902 billion on December 31, 2003. Equipment Operations reported net cash flow from operating activities of $705 million for the first nine months of 2004. The reduction in net debt was driven primarily by the first step in a broad initiative to extend to Europe and Latin America, the North American business model for wholesale receivables management and the establishment of dedicated, independent funding structures for these receivables. As part of the transfer of responsibility for wholesale receivables to CNH Capital, CNH entered into a new securitization program, in Europe, whereby certain of its equipment operations subsidiaries sold a total of $484 million of receivables and CNH Capital Europe subscribed to $226 million of notes representing undivided retained interests.

Agricultural equipment market outlook for 2004. CNH expects North American industry sales of combines and over-40 horsepower tractors to outperform 2003 levels in the fourth quarter. In Europe, industry sales of tractors should remain near 2003 levels, while sales of combines should be moderately higher than in the fourth quarter last year. In Latin America, fourth quarter industry sales of agricultural tractors and combines should decline in comparison to a very strong 2003 fourth quarter.

Construction equipment market outlook for 2004. Industry sales of both heavy and light construction equipment are expected to increase moderately in North America in the fourth quarter, although the rate of the increase may slow as comparisons toughen. In Western Europe, fourth quarter industry sales of heavy and light equipment should continue to run moderately ahead of 2003 levels.

CNH outlook for 2004. CNH now believes that the adverse impact of higher steel costs, net of pricing, seen in the third quarter may continue through the balance of the year. Improved performance in Financial Services and higher volumes in CNH’s agricultural equipment business should offset the steel impact.

As previously announced, CNH expects to incur restructuring charges in 2004 of about $125 million, pretax, as the company completes its restructuring initiatives. CNH expects its full year 2004 net income to improve by approximately $150 million, excluding restructuring charges, on anticipated consolidated revenues of about $12 billion.

Calculation of weighted average common shares outstanding. In April 2003, CNH issued 8 million shares of Series A Preferred Stock in exchange for the retirement of $2 billion in Equipment Operations indebtedness owed to Fiat Group companies. The Series A Preferred Stock will automatically convert into 100 million CNH common shares if the market price of the common shares, defined as the average of the closing price per share for 30 consecutive trading days, is greater than $24 at anytime through and including December 31, 2006 or $21 at anytime on or after January 1, 2007. Due to recent changes in accounting principles effective in the fourth quarter, CNH will reflect the impact of these contingently convertible shares retroactively in its computation of diluted weighted average shares outstanding beginning with the company’s fourth quarter 2004 earnings release.

###

CNH management will hold a conference call later today to review its third quarter results. The conference call webcast will begin at approximately 10:00 am U.S. Eastern Time. This call can be accessed through the investor information section of the company’s web site at www.cnh.com and is being carried by CCBN.

CNH is the power behind leading agricultural and construction equipment brands of the Case and New Holland brand families. Supported by more than 12,000 dealers in approximately 160 countries, CNH brings together the knowledge and heritage of its brands with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. More information about CNH and its products can be found on line at www.cnh.com.

Forward looking statements. This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including statements regarding our competitive strengths, business strategy, future financial position, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “continue,” “on track,” or similar terminology.

Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to interest rates and government spending. Some of the other significant factors for us include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our and our customers’ access to credit, actions by rating agencies, political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), results of legal proceedings, technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms, and fertilizer costs. Additionally, our achievement of the anticipated benefits of our profit improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize operations and to execute our multiple brand strategy. Further information concerning factors that could significantly affect expected results is included in our Form 20-F for the year ended December 31, 2003.

We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

CNH Global N.V.
Revenues and Net Sales
(Dollars in Millions)
(Unaudited)

	Three Months Ended			Nine Months Ended
	September 30,			September 30,
			%			%
	2004	2003	Change	2004	2003	Change
Revenues:
Net sales
Agricultural equipment	$1,918	$1,684	14%	$6,131	$5,240	17%
Construction equipment	871	671	30%	2,583	2,146	20%

Total net sales	2,789	2,355	18%	8,714	7,386	18%
Financial services	198	152	30%	496	448	11%
Eliminations and other	(14)	(5)		(32)	(26)

Total revenues	$2,973	$2,502	19%	$9,178	$7,808	18%

Net sales:
North America	$1,264	$945	34%	$4,004	$3,081	30%
Western Europe	865	837	3%	2,840	2,734	4%
Latin America	256	217	18%	705	501	41%
Rest of World	404	356	13%	1,165	1,070	9%

Total net sales	$2,789	$2,355	18%	$8,714	$7,386	18%

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND SUPPLEMENTAL INFORMATION
(Millions, except per share data)
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Three Months Ended		Three Months Ended		Three Months Ended
	September 30,		September 30,		September 30,
	2004	2003	2004	2003	2004	2003
Revenues
Net sales	$2,789	$2,355	$2,789	$2,355	$—	$—
Finance and interest income	184	147	19	20	198	152

Total	2,973	2,502	2,808	2,375	198	152
Costs and Expenses
Cost of goods sold	2,393	2,013	2,393	2,013	—	—
Selling, general and administrative	295	258	237	208	58	50
Research and development	65	62	65	62	—	—
Restructuring	14	28	14	28	—	—
Interest expense	123	121	69	80	53	52
Interest compensation to Financial Services	—	—	30	20	—	—
Other, net	50	70	39	47	15	17

Total	2,940	2,552	2,847	2,458	126	119
Equity in income (loss) of unconsolidated subsidiaries and affiliates:
Financial Services	2	1	48	24	2	1
Equipment Operations	9	1	9	1	—	—

Income (loss) before income taxes and minority interest	44	(48)	18	(58)	74	34
Income tax provision (benefit)	11	(16)	(15)	(26)	26	10
Minority interest	8	4	8	4	—	—

Net income (loss)	$25	$(36)	$25	$(36)	$48	$24

Basic and diluted earnings (loss) per share (“EPS”):
Basic:
EPS before restructuring, net of tax	$0.25	($0.11)

EPS	$0.19	($0.27)

Diluted:
EPS before restructuring, net of tax	$0.25	($0.11)

EPS	$0.19	($0.27)

See Notes to Condensed Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND SUPPLEMENTAL INFORMATION
(Millions, except per share data)
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Nine Months Ended		Nine Months Ended		Nine Months Ended
	September 30,		September 30,		September 30,
	2004	2003	2004	2003	2004	2003
Revenues
Net sales	$8,714	$7,386	$8,714	$7,386	$—	$—
Finance and interest income	464	422	55	61	496	448

Total	9,178	7,808	8,769	7,447	496	448
Costs and Expenses
Cost of goods sold	7,353	6,261	7,353	6,261	—	—
Selling, general and administrative	850	803	697	649	153	154
Research and development	197	198	197	198	—	—
Restructuring	72	62	71	59	1	3
Interest expense	364	353	228	237	149	157
Interest compensation to Financial Services	—	—	85	59	—	—
Other, net	210	182	158	115	41	54

Total	9,046	7,859	8,789	7,578	344	368
Equity in income (loss) of unconsolidated subsidiaries and affiliates:
Financial Services	6	4	104	57	6	4
Equipment Operations	15	2	15	2	—	—

Income (loss) before income taxes and minority interest	153	(45)	99	(72)	158	84
Income tax provision (benefit)	38	(7)	(16)	(34)	54	27
Minority interest	16	8	16	8	—	—

Net income (loss)	$99	$(46)	$99	$(46)	$104	$57

Basic and diluted earnings (loss) per share (“EPS”):
Basic:
EPS before restructuring, net of tax	$1.09	$0.01

EPS	$0.74	($0.35)

Diluted:
EPS before restructuring, net of tax	$1.09	$0.01

EPS	$0.74	($0.35)

Dividends declared	$0.25	$0.25

See Notes to Condensed Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS
AND SUPPLEMENTAL INFORMATION
(Millions)
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2004	2003	2004	2003	2004	2003
Assets
Cash and cash equivalents	$2,411	$1,944	$1,828	$1,801	$583	$143
Accounts, notes receivable and other — net	5,883	5,996	1,805	2,347	4,123	4,003
Intersegment notes receivable	—	—	1,159	1,012	19	—
Inventories	2,487	2,478	2,487	2,478	—	—
Property, plant and equipment — net	1,426	1,528	1,418	1,518	8	10
Equipment on operating leases — net	236	353	—	—	236	353
Investment in Financial Services	—	—	1,283	1,241	—	—
Investments in unconsolidated affiliates	423	429	341	364	82	65
Goodwill and intangibles	3,376	3,393	3,232	3,248	144	145
Other assets	2,964	2,540	2,303	2,141	661	399

Total Assets	$19,206	$18,661	$15,856	$16,150	$5,856	$5,118

Liabilities and Equity
Short-term debt	$2,192	$2,110	$1,236	$1,522	$956	$588
Intersegment short-term debt	—	—	19	—	459	312
Accounts payable	1,587	1,635	1,573	1,836	56	139
Long-term debt	5,044	4,886	3,072	3,193	1,972	1,693
Intersegment long-term debt	—	—	—	—	700	700
Accrued and other liabilities	5,455	5,156	5,028	4,725	430	445

Total Liabilities	14,278	13,787	10,928	11,276	4,573	3,877
Equity	4,928	4,874	4,928	4,874	1,283	1,241

Total Liabilities and Equity	$19,206	$18,661	$15,856	$16,150	$5,856	$5,118

Total debt less cash and cash equivalents and intersegment notes receivables (“Net Debt”)	$4,825	$5,052	$1,340	$1,902	$3,485	$3,150

See Notes to Condensed Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
AND SUPPLEMENTAL INFORMATION
(Millions)
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Nine Months Ended		Nine Months Ended		Nine Months Ended
	September 30,		September 30,		September 30,
	2004	2003	2004	2003	2004	2003
Operating Activities:
Net income (loss)	$99	$(46)	$99	$(46)	$104	$57
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation and amortization	246	250	194	174	52	76
Intersegment activity	—	—	(108)	96	108	(96)
Changes in operating assets and liabilities	(121)	(563)	474	(325)	(595)	(238)
Other, net	51	72	46	16	(3)	(1)

Net cash from operating activities	275	(287)	705	(85)	(334)	(202)

Investing Activities:
Expenditures for property, plant and equipment	(101)	(154)	(100)	(152)	(1)	(2)
Expenditures for equipment on operating leases	(50)	(42)	—	—	(50)	(42)
Other, net (primarily acquisitions and divestitures)	146	155	5	—	109	110

Net cash from investing activities	(5)	(41)	(95)	(152)	58	66

Financing Activities:
Intersegment activity	—	—	(137)	(220)	137	220
Net increase (decrease) in indebtedness	241	1,489	(401)	1,195	642	294
Dividends paid	(37)	(33)	(37)	(33)	(96)	—
Other, net	(1)	(20)	(1)	(20)	32	45

Net cash from financing activities	203	1,436	(576)	922	715	559

Other, net	(6)	54	(7)	39	1	15

Increase (decrease) in cash and cash equivalents	467	1,162	27	724	440	438
Cash and cash equivalents, beginning of period	1,944	775	1,801	469	143	306

Cash and cash equivalents, end of period	$2,411	$1,937	$1,828	$1,193	$583	$744

Non-Cash Items:
Debt-for-Equity exchange	$—	$2,000	$—	$2,000	$—	$—

See Notes to Condensed Financial Statements.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

1.	Principles of Consolidation and Basis of Presentation — The accompanying unaudited condensed financial statements reflect all normal and recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the consolidated results of CNH Global N.V. and its consolidated subsidiaries (“CNH” or the “Company”) in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”); however, because of their condensed nature, they do not include all of the information and note disclosures required by US GAAP for complete financial statements. These financial statements should therefore be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2003 included in the Company’s Annual Report on Form 20-F filed with the SEC on April 7, 2004.

The condensed financial statements include the accounts of CNH’s majority-owned and controlled subsidiaries and reflect the interests of the minority owners of the subsidiaries that are not fully owned for the periods presented, as applicable. The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH. The supplemental financial information captioned “Equipment Operations” includes the results of operations of CNH’s agricultural and construction equipment operations, with the Company’s financial services businesses reflected on the equity method basis. The supplemental financial information captioned “Financial Services” reflects the consolidation of CNH’s financial services businesses.

2.	Stock-Based Compensation Plans — CNH has stock-based employee compensation plans which are more fully described in Note 19, “Option and Incentive Plans” to our 2003 Form 20-F. In December 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure (an amendment of FASB Statement No. 123) (“SFAS No. 148”). SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. During 2003, CNH elected to change to a fair value based method of accounting for stock-based compensation, using the Prospective Method, in accordance with SFAS No. 148.

Additionally, compensation expense is reflected in net income (loss) for stock options granted during 2001 which have an exercise price less than the quoted market price of CNH common shares on the date of grant.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to all stock-based compensation for the three and nine months ended September 30, 2004 and 2003:

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,
	2004	2003	2004	2003
	(in millions, except per share data)
Net income (loss), as reported	$25	$(36)	$99	$(46)
Add: Stock-based employee compensation expense included in reported net income (loss), net of tax	—	—	—	—
Deduct: Total stock — based employee compensation expense determined under fair value based methods, net of tax	(1)	(1)	(3)	(3)

Pro forma net income (loss)	$24	$(37)	$96	$(49)

Weighted average shares:
Basic	133.4	132.1	133.2	131.7

Diluted	133.6	132.4	133.4	131.9

Earnings (loss) per share (“EPS”):
As reported:
Basic	$0.19	$(0.27)	$0.74	$(0.35)

Diluted	$0.19	$(0.27)	$0.74	$(0.35)

Pro forma:
Basic	$0.18	$(0.28)	$0.72	$(0.37)

Diluted	$0.18	$(0.28)	$0.72	$(0.37)

3.	Accounts and Notes Receivable — In CNH’s receivable asset securitization programs, retail finance receivables are sold to limited purpose, bankruptcy remote, consolidated subsidiaries of CNH. In turn, these subsidiaries establish separate trusts to which they transfer the receivables in exchange for the proceeds from asset-backed securities sold by the trusts. Due to the nature of the assets held by the trusts and the limited nature of each trust’s activities, they are each classified as a qualifying special purpose entity (“QSPE”) under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”). In accordance with SFAS No. 140, assets and liabilities of the QSPEs are not consolidated in the Company’s consolidated balance sheets. The amounts outstanding under these programs were $4.2 billion and $4.5 billion at September 30, 2004 and December 31, 2003, respectively. In addition to the retail securitization programs, certain subsidiaries of CNH securitized or discounted wholesale receivables without recourse. As of September 30, 2004 and December 31, 2003, $2.7 billion and $1.7 billion, respectively, remained outstanding under these programs.

As part of the programs described above, CNH entered into a new wholesale securitization program, in Europe in September 2004, whereby certain of its Equipment Operations’ sold a total of $484 million of receivables and a financial services subsidiary subscribed to $226 million of notes representing undivided retained interests. Proceeds from this transaction, were used to repay third party and intercompany debt.

In December 2003, the FASB issued FASB Interpretation No. 46, (Revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“Interpretation No. 46R”) This standard replaces FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”) that was issued in January 2003. Interpretation No. 46R modifies or clarifies

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

various provisions of FIN 46. Interpretation No. 46R addresses the consolidation by business enterprises of variable interest entities (“VIEs”), as defined by Interpretation No. 46R. Interpretation No. 46R exempts certain entities from its requirements and provides for special effective dates for entities that have fully or partially applied FIN 46 prior to issuance of Interpretation No. 46R. Otherwise, application of Interpretation No. 46R was required in financial statements of public entities that have interest in structures commonly referred to as special purpose entities (“SPE”) for periods ending after December 15, 2003. The Company adopted the provisions of Interpretation No. 46R during the quarter ended March 31, 2004.

As disclosed above and in Note 4, “Accounts and Notes Receivables” of our Form 20-F, our Financial Services operation uses SPEs in the securitization and sale of its receivables. These SPEs meet the criteria of QSPEs, which are exempt from consolidation under Interpretation No. 46R. The Company has also evaluated its other VIEs, the result of which did not have a material effect on the Company’s financial condition or results of operations.

4.	Inventories — Inventories as of September 30, 2004 and December 31, 2003 consist of the following:

	September 30,	December 31,
	2004	2003
	(in millions)
Raw materials	$470	$416
Work-in-process	225	243
Finished goods and parts	1,792	1,819

Total Inventories	$2,487	$2,478

5.	Goodwill and Intangibles — The following table sets forth changes in goodwill and intangibles for the nine months ended September 30, 2004:

			Foreign
	Balance at		Currency	Balance at
	January 1,		Translation	September 30,
	2004	Amortization	and Other	2004
	(in millions)
Goodwill by reporting unit:
Agricultural Equipment	$1,775	$—	$—	$1,775
Construction Equipment	634	—	6	640
Financial Services	145	—	—	145

Total	2,554	—	6	2,560

Intangibles	839	(33)	10	816

Total Goodwill and Intangibles	$3,393	$(33)	$16	$3,376

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

As of September 30, 2004 and December 31, 2003, the Company’s intangible assets and related accumulated amortization consisted of the following:

		September 30, 2004			December 31, 2003
	Weighted
	Average		Accumulated			Accumulated
	Life	Gross	Amortization	Net	Gross	Amortization	Net
	(in millions)
Intangible assets subject to amortization:
Engineering drawings	20	$335	$82	$253	$335	$69	$266
Dealer Network	25	216	41	175	216	35	181
Software	5	44	19	25	24	9	15
Other	10-30	135	45	90	164	60	104

		730	187	543	739	173	566

Intangible assets not subject to amortization:
Trademarks		273	—	273	273	—	273

		$1,003	$187	$816	$1,012	$173	$839

CNH recorded amortization expense of approximately $33 million for the nine months ended September 30, 2004. CNH recorded amortization expense of approximately $37 million for the year ended December 31, 2003. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the years 2004 to 2008 is approximately $45 million. As acquisitions and dispositions occur in the future, as currency fluctuates and as purchase price allocations are finalized, these amounts may vary.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

6.	Debt — The following table sets forth total debt and total debt less cash and cash equivalents and intersegment notes receivables (“Net Debt”) as of September 30, 2004 and December 31, 2003:

	Consolidated		Equipment Operations		Financial Services
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2004	2003	2004	2003	2004	2003
	(in millions)
Short-term debt:
With Fiat Affiliates	$685	$698	$452	$403	$233	$295
Other	1,507	1,412	784	1,119	723	293
Intersegment	—	—	19	—	459	312

Total Short-term debt	2,192	2,110	1,255	1,522	1,415	900

Long-term debt:
With Fiat Affiliates	1,123	1,731	877	1,380	246	351
Other	3,921	3,155	2,195	1,813	1,726	1,342
Intersegment	—	—	—	—	700	700

Total Long-term debt	5,044	4,886	3,072	3,193	2,672	2,393

Total debt:
With Fiat Affiliates	1,808	2,429	1,329	1,783	479	646
Other	5,428	4,567	2,979	2,932	2,449	1,635
Intersegment	—	—	19	—	1,159	1,012

Total debt	7,236	6,996	4,327	4,715	4,087	3,293

Less:
Cash and cash equivalents:
With Fiat Affiliates	1,887	1,325	1,492	1,315	395	10
Other	524	619	336	486	188	133
Intersegment notes receivables	—	—	1,159	1,012	19	—

Net debt	$4,825	$5,052	$1,340	$1,902	$3,485	$3,150

On May 18, 2004, $500 million of Case New Holland, Inc. 6% Senior Notes due 2009 (the “6% Senior Notes”) were issued. The 6% Senior Notes, issued at a discount, resulted in net proceeds of approximately $474 million. The 6% Senior Notes, like the $1.05 billion of Case New Holland, Inc. 9 1/4% Senior Notes due 2011, are fully and unconditionally guaranteed by CNH and certain of its direct and indirect subsidiaries and contain certain covenants that restrict our ability to, among other things, incur additional debt; pay dividends on our capital stock or repurchase our capital stock; make certain investments; enter into certain types of transactions with affiliates; restrict dividend or other payments by our restricted subsidiaries; use assets as security in other transactions; enter into sale and leaseback transactions; and sell certain assets or merge with, or into, other companies. In addition, certain of the related agreements governing our subsidiaries’ indebtedness contain covenants limiting their incurrence of secured debt or structurally senior debt.

At September 30, 2004, CNH had approximately $4.1 billion available under $7.8 billion of total lines of credit and asset-backed facilities.

Cash and cash equivalents deposited with Fiat and its affiliates as part of the Fiat cash management system is repayable to CNH upon one business day’s notice. To the extent that Fiat is unable to return any such amounts upon one business day’s notice, and in the event of a bankruptcy or insolvency of Fiat, CNH may be unable to secure the return of such funds, and CNH may be viewed as a creditor of such Fiat entity with respect to such funds. There is no assurance that the future operations of the Fiat cash management system may not adversely impact CNH’s ability to recover its funds to the extent one or more of the above described events were to occur.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

7.	Income Taxes — For the three months ended September 30, 2004 and 2003, effective income tax rates were 25.0% and 33.3% respectively. For the nine months ended September 30, 2004 and 2003, effective income tax rates were 24.8% and 15.6%, respectively. For 2004 and 2003, tax rates differ from the Dutch statutory rate of 35% primarily due to continued losses in certain jurisdictions where no immediate tax benefit is recognized, offset by increased taxable income in jurisdictions where a benefit for losses has not been previously recorded. Additionally, our effective rate for 2004 was positively impacted by certain restructuring actions taken in the second quarter.

8.	Restructuring — During the three and nine months ended September 30, 2004, CNH expensed approximately $14 million and $72 million, respectively of restructuring costs. The restructuring costs primarily relate to severance, and other costs incurred due to headcount reductions and facility closings. During the three and nine months ended September 30, 2004, utilization, foreign exchange and other adjustments totaled approximately $28 million and $81 million, respectively. Utilized amounts primarily relate to involuntary employee severance costs and costs related to the closing of facilities. As of September 30, 2004 and December 31, 2003, CNH had accrued restructuring costs of $63 million and $72 million, respectively.

9.	Employee Benefit Plans and Postretirement Benefits — On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Medicare Act”) was signed into law. The Medicare Act introduced a prescription drug benefit program under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans. Certain accounting issues raised by the Medicare Act, such as how to account for the federal subsidy, are not explicitly addressed by FASB Statement No. 106 “Employers’ Accounting for Postretirement Benefits Other Than Pensions”.

The FASB issued FASB Staff Position (“FSP”) No. FAS 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003”, (“FSP No.106-1”) that allowed sponsors to elect to defer recognition of the effects of the Medicare Act. In May 2004, the FASB issued FSP No. FAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (“FSP No. 106-2”) which provides guidance on accounting for the effects of the Medicare Act for employers that sponsor postretirement heath care plans that provide prescription drug benefits.

The Company has adopted this FSP and re-measured its related plans in the third quarter of 2004. This resulted in a reduction in the accumulated postretirement benefit obligation (“APBO”) for the subsidy related to benefits attributed to past service of approximately $70 million. The company has elected to reflect the impact of the Medicare Act prospectively from the date of the change. The subsidy resulted in a reduction in third quarter 2004 net periodic postretirement benefit costs of approximately $3 million. The Company has not incurred a reduction in current gross benefit payments and expects to receive subsidy payments beginning in 2006.

In the United States, our contract with the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (the “UAW”) expired in May 2004 though operations continue as normal in the covered facilities. Current negotiations cover approximately 675 active hourly production and maintenance employees as well as hourly retirees from UAW represented facilities. Negotiations began during the first quarter of 2004. The Company’s current contract proposal includes changes to the U.S. defined benefit pension plans and post-retirement healthcare plans for active UAW represented employees. If these proposed changes become effective, they would result in changes to our benefit cost computation in periods following the effective date of any such change.

During the second and third quarters of 2004, CNH made discretionary contributions to its U.S. defined benefit pension plan trust of $80 million and $75 million, respectively.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

Through the first nine months of 2004, considering our on-going contributions to plan assets, asset returns less than our assumptions and the current discount rate environment, the Company would expect an increase in the minimum pension liability of about $75 million at year end, which would result in a non-cash charge to shareholders’ equity of about $50 million, net of tax.

10.	Commitment — CNH pays for normal warranty costs and the cost of major programs to modify products in the customers’ possession within certain pre-established time periods. A summary of recorded activity as of and for the nine months ended September 30, 2004 for this commitment is as follows:

Amount
(in millions)
Balance, January 1, 2004	$183
Current year provision	226
Claims paid and other adjustments	(207)

Balance, September 30, 2004	$202

11.	Shareholders’ Equity — The Board of Directors recommended a dividend of $0.25 per common share on March 19, 2004. Declaration of the dividend was approved by shareholders at the Annual General Meeting, which was held on April 26, 2004. The dividend was paid on May 25, 2004 to shareholders of record at the close of business on May 18, 2004.

In April 2003, CNH issued 8 million shares of Series A preference shares (“Series A Preferred Stock”) in exchange for the retirement of $2 billion in Equipment Operations indebtedness owed to Fiat Group companies. The Series A Preferred Stock will not accrue dividends until January 1, 2005. Subsequently, the Series A Preferred Stock will pay a dividend at the then prevailing common dividend yield. However, should CNH achieve certain defined financial performance measures, the annual dividend will be fixed at the prevailing common dividend yield, plus an additional 150 basis points. Dividends will be payable annually in arrears, subject to certain provisions that allow for a deferral for a period not to exceed five consecutive years. The Series A Preferred Stock has a liquidation preference of $250 per share and each share is entitled to one vote on all matters submitted to CNH’s shareholders. The Series A Preferred Stock will automatically convert into 100 million CNH common shares at a conversion price of $20 per share if the market price of the common shares, defined as the average of the closing price per share for 30 consecutive trading days, is greater than $24 at anytime through and including December 31, 2006 or $21 at anytime on or after January 1, 2007, subject to anti-dilution adjustment. In the event of dissolution or liquidation, whatever remains of the company’s equity, after all its debts have been discharged, will first be applied to distribute to the holders of the Series A Preferred Stock the nominal amount of their preference shares and thereafter the amount of the share premium reserve relating to the Series A Preferred Stock. Any remaining assets will be distributed to the holders of common shares in proportion to the aggregate nominal amount of their common shares.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

12.	Earnings (Loss) per Share — The following table reconciles the numerator and denominator of the basic and diluted earnings per share computations for the three and nine months ended September 30, 2004 and 2003.

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,
	2004	2003	2004	2003
	(in millions, except per share data)
Basic:
Net income (loss)	$25	$(36)	$99	$(46)

Weighted average shares outstanding — basic	133.4	132.1	133.2	131.7

Basic earnings (loss) per share	$0.19	$(0.27)	$0.74	$(0.35)

Diluted:
Net income (loss)	$25	$(36)	$99	$(46)

Weighted average shares outstanding — basic	133.4	132.1	133.2	131.7
Effect of dilutive securities (when dilutive)	0.2	—	0.2	—

Weighted average shares outstanding — diluted	133.6	132.1	133.4	131.7

Diluted earnings (loss) per share	$0.19	$(0.27)	$0.74	$(0.35)

On October 13, 2004 the FASB Emerging Issues Task Force (“EITF”) ratified the consensus reached on Issue No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share” (“Issue No. 04-8”) which changes the timing of when CNH must reflect the impact of contingently issuable shares from the potential conversion of the Series A Preferred Stock in diluted weighted average shares outstanding. Under the provisions of Issue No. 04-8, CNH is required to retroactively reflect the contingent issuance of 100 million common shares in its computation of diluted weighted average shares outstanding, when inclusion is not anti-dilutive, beginning in the fourth quarter of 2004.

Subsequent to the issuance of Financial Accounting Standards Board (“FASB”) Statement No. 128, “Earnings Per Share” (“Statement No. 128”) the FASB staff issued Topic No. D-95, “Effect of Participating Convertible Securities on the Computation of Basic Earnings per Share,” (“Topic D-95”) to address the effect of participating convertible securities on the computation of basic EPS. Topic D-95 clarifies that participating securities that are convertible into common stock be included in the computation of basic EPS if the effect is dilutive. Topic D-95 states that the determination of how participating convertible securities should be included in the computation of basic EPS (that is, using either the if-converted method or the two-class method) is an accounting policy decision; however, the dilutive effect on basic EPS cannot be less than that which would result from the application of the two-class method that would be required if the same security were not convertible. EITF Issue No. 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128” (“EITF No. 03-6”) provides the EITF’s consensus on various issues related to these topics. EITF No. 03-6 will likely have an impact on CNH’s computation of basic earnings per share in 2005. We continue to evaluate the magnitude of this impact.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

13.	Comprehensive Income (Loss) — Comprehensive income (loss), which includes all changes to the Company’s equity, for the three and nine months ended September 30, 2004 and 2003 is as follows:

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,
	2004	2003	2004	2003
	(in millions)
Net income (loss)	$25	$(36)	$99	(46)
Other comprehensive income (loss), net of tax:	—	—
Cumulative translation adjustment	46	15	(22)	157
Deferred gains (losses) on derivative financial instruments		—	—
Unrealized gains (losses) on retained interests in securitization transactions	(15)	31	—	18

Comprehensive income (loss)	$56	$10	$77	$129

14.	Segment Information — CNH has three reportable operating segments: agricultural equipment, construction equipment and financial services. CNH evaluates segment performance and reports to Fiat based on results of operations in accordance with the accounting principles followed by Fiat. Fiat defines results of operations as the income (loss) before equity (income) loss in unconsolidated subsidiaries, net financial expenses, restructuring and taxes. Net financial expenses primarily include finance and interest income and expenses of Equipment Operations.

A reconciliation of consolidated net income (loss) per U.S. GAAP to results of operations reported to Fiat is as follows:

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,
	2004	2003	2004	2003
	(in millions)
Net income (loss) per U.S. GAAP statements	$25	$(36)	$99	$(46)
Adjustments to convert from U.S. GAAP to accounting principles followed by Fiat:
Amortization of goodwill and other intangibles	(42)	(43)	(126)	(126)
Restructuring charge	7	7	16	18
Other, net	3	(5)	7	(9)

Net income (loss) per accounting principles followed by Fiat	(7)	(77)	(4)	(163)
Reconciliation of net income (loss) per accounting principles followed by Fiat to results of operations:
Minority interest	8	3	16	7
Income tax provision (benefit)	15	(6)	49	8
Restructuring charge	7	20	56	44
Net financial expense	96	90	292	254
Equity in (income) loss of unconsolidated subsidiaries and affiliates	(10)	(2)	(19)	(6)

Results of operations per accounting principles followed by Fiat	$109	$28	$390	$144

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

The following summarizes results of operations by segment per accounting principles followed by Fiat:

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,
	2004	2003	2004	2003
	(in millions)
Agricultural Equipment	$19	$15	$207	$116
Construction Equipment	15	(24)	23	(70)
Financial Services	76	39	164	104
Eliminations	(1)	(2)	(4)	(6)

Results of operations	$109	$28	$390	$144

15.	Reconciliation of Non-GAAP Financial Measures — CNH, in its press release announcing quarterly results, utilizes various figures that are “Non-GAAP Financial Measures” as this term is defined under Regulation G as promulgated by the Securities and Exchange Commission. In accordance with Regulation G, CNH has detailed either the computation of these measures from multiple U.S. GAAP figures or reconciled these non-GAAP financial measures to the most relevant U.S. GAAP equivalent. Some of these measures do not have standardized meanings and investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. CNH’s management believes these non-GAAP measures provide useful supplementary information to investors in order that they may evaluate CNH’s financial performance using the same measures used by our management. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP.

Net Income (Loss) Before Restructuring and Earnings (Loss) Per Share Before Restructuring

CNH defines net income (loss) before restructuring as U.S. GAAP net income (loss), less U.S. GAAP restructuring charges, net of tax.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

The following table reconciles net income (loss) to net income (loss) before restructuring, net of tax and the related pro-forma earnings (loss) per share:

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,
	2004	2003	2004	2003
	(in millions)
Net income (loss)	$25	$(36)	$99	$(46)

Restructuring, net of tax:
Restructuring	14	28	72	62
Tax at 36%, 25%, 36% and 24%, respectively	(5)	(7)	(26)	(15)

Restructuring, net of tax	9	21	46	47

Net Income (loss) before restructuring	$34	$(15)	$145	$1

Weighted-average shares outstanding:
Basic	133.4	132.1	133.2	131.7
Effect of dilutive securities (when dilutive)	0.2	—	0.2	0.1

Diluted	133.6	132.1	133.4	131.8

Basic:
EPS before restructuring	$0.25	$(0.11)	$1.09	$0.01

EPS	$0.19	$(0.27)	$0.74	$(0.35)

Diluted:
EPS before restructuring	$0.25	$(0.11)	$1.09	$0.01

EPS	$0.19	$(0.27)	$0.74	$(0.35)

Industrial Gross and Operating Margin

CNH defines industrial gross margin as Equipment Operations net sales less cost of goods sold. CNH defines industrial operating margin as Equipment Operations gross margin less selling, general and administrative and research and development costs. The following table summarizes the computation of Equipment Operations industrial gross and operating margin.

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,
	2004	2003	2004	2003
	(in millions)
Net sales	$2,789	$2,355	$8,714	$7,386
Less:
Cost of goods sold	2,393	2,013	7,353	6,261

Gross margin	396	342	1,361	1,125
Less:
Selling, general and administrative	237	208	697	649
Research and development	65	62	197	198

Industrial operating margin	$94	$72	$467	$278

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

Adjusted EBITDA

Adjusted EBITDA means Equipment Operations net income (loss) excluding (I) net interest expense, (II) income tax provision (benefit) (III) depreciation and amortization and (IV) restructuring. Net interest expense for equipment operations means (I) interest expense (excluding interest compensation to Financial Services) less (II) finance and interest income.

Adjusted EBITDA does not represent cash flows from operations as defined by U.S. GAAP, is not necessarily indicative of cash available to fund all cash flow needs and should not be considered as an alternative to net income or net cash provided (used) by operating activities under U.S. GAAP for purposes of evaluating results of operations and cash flows.

The following table reconciles Equipment Operations net cash provided (used) by operating activities, the U.S. GAAP financial measure which we believe to be most directly comparable, to adjusted EBITDA.

	Three Months		Nine Months		Twelve Months
	Ended		Ended		Ended
	September 30,		September 30,		September 30,
	2004	2003	2004	2003	2004	2003
	(in millions)
Net Cash Provided (Used) by Operating Activities	$529	$66	$705	$(85)	$856	$207
Net Interest Expense:
Interest Expense	69	80	228	237	312	327
Less: Finance and Interest Income	(19)	(20)	(55)	(61)	(77)	(83)

Net Interest Expense	50	60	173	176	235	244
Income Tax Provision (Benefit)	(15)	(26)	(16)	(34)	(79)	(37)
Restructuring:
Equipment Operations	14	28	71	59	280	86
Financial Services	—	—	1	3	1	4
Change in Other Operating Activities	(443)	(44)	(412)	213	(602)	(47)

Adjusted EBITDA	$135	$84	$522	$332	$691	$457

Interest Coverage Ratio

CNH defines interest coverage for Equipment Operations as adjusted EBITDA, as defined above, divided by net interest expense, as defined above.

The following table details the computation of Equipment Operations interest coverage ratio by CNH.

	Three Months		Nine Months		Twelve Months
	Ended		Ended		Ended
	September 30,		September 30,		September 30,
	2004	2003	2004	2003	2004	2003
	(in millions, except ratios)
Adjusted EBITDA	$135	$84	$522	$332	$691	$457

Net Interest Expense	$50	$60	$173	$176	$235	$244

Interest Coverage Ratio	2.7	1.4	3.0	1.9	2.9	1.9

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

Net Debt

Net debt is defined as total debt less cash and cash equivalents and intersegment notes receivables. The calculation of net debt is shown below:

	Consolidated		Equipment Operations		Financial Services
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2004	2003	2004	2003	2004	2003
	(in millions)
Total Debt	$7,236	$6,996	$4,327	$4,715	$4,087	$3,293
Less:
Cash and cash equivalents:
With Fiat Affiliates	1,887	1,325	1,492	1,315	395	10
Other	524	619	336	486	188	133
Intersegment notes receivables	—	—	1,159	1,012	19	—

Net Debt	$4,825	$5,052	$1,340	$1,902	$3,485	$3,150

Working Capital

Working capital is defined as accounts, notes receivable and other-net (excluding intersegment notes receivable) plus inventories less accounts payable. The U.S. dollar computation of working capital, as defined is significantly impacted by exchange rate movements. To demonstrate the impact of these movements, we have computed working capital as of September 30, 2004 using December 31, 2003 exchange rates. The calculation of Equipment Operations working capital is shown below:

		September 30,
		2004 at
	September 30,	December 31,	December 31,	September 30,
	2004	2003 FX Rates	2003	2003
	(in millions)
Accounts, notes receivable and other — net	$1,805	$1,813	$2,347	$2,333
Inventories	2,487	2,497	2,478	2,425
Accounts payable	(1,573)	(1,586)	(1,836)	(1,729)

Working capital	$2,719	$2,724	$2,989	$3,029

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
	By:	/s/ Michel Lecomte
Michel Lecomte
October 26, 2004		Chief Financial Officer